Henkel

A Brand like a Friend

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

[redacted]

02028843

Office of International Corporation
Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02 MAY -6 AM 10:07

SUPPL

Abteilung / dept. Recht / Law Department
VJC - Corporate Matters

Telefon / phone (direct) (+49-211) 797 8959

Telefax / fax (direct) (+49-211) 798 2463

E-Mail thomas-gerd.kuehn@henkel.com

Ihre Nachricht / your message

Datum

2002-05-02

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

Ladies and Gentlemen:

Enclosed please find a copy of Henkel KGaA's press release of April 15, 2002 "Henkel Group sells leatherboard business to Ledertech GmbH".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,

Henkel KGaA

Nicolas Kühn

dlw 5/8

Encl.

Vccmail
30.04.2002 14:53
Entscheidung erforderlich ? ☐ ja

An:
Kopie: (Blindkopie: Thomas-Gerd Kuehn/KGaA/HENKEL)
Thema: Press Information Ledertech GmbH

MC 1 world: Henkel

FK 1-3 Deutschland: Henkel, Verbundene Unternehmen

Information from Corporate Communications

Attached please find the press releases, which we just distributed to the media.
Best regards.

Press Release
Concentration on core businesses

Henkel Group sells leatherboard business to Ledertech GmbH

Düsseldorf - Effective as of April 1, 2002, the Henkel Group, Düsseldorf, Germany, has sold its leatherboard business to the Ledertech GmbH, Bopfingen, Germany. In 2001, the leatherboard business generated sales of approximately 10 million euros. Ledertech is taking over 63 employees and the production facilities of the acquired business at the Henkel site in Bopfingen.

"Henkel is confident that our former leatherboard business will develop positively at Ledertech GmbH," stated Jean Fayolle, Senior Vice President Industrial Adhesives of the Henkel Group. "This divestment completes our strategic focus on our core competencies – the production of adhesives and sealants for a broad variety of industrial applications – at the Bopfingen site."

In Bopfingen, Henkel produces wood and furniture adhesives, marketed worldwide under the Dorus brand, now with a total of 180 employees.

Ledertech GmbH, Bopfingen, was established specifically to make this acquisition. Peter Detzner, General Manager of the newly established Ledertech GmbH, stresses: "Our company sees great opportunities in the leatherboard business. We are taking on all former Henkel employees."

"Henkel – A Brand like a Friend". Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. The branded business sectors are Laundry & Home Care, Cosmetics/Toiletries and Consumer and Craftsmen Adhesives. Henkel Technologies includes Industrial Adhesives, Engineering Adhesives and Surface Technologies. The Company operates in over 75 countries. In fiscal 2001, the Henkel Group generated sales of 13.1 billion euros and an operating profit (EBIT) of 1,210 million euros (including exceptional items). In its core businesses Henkel recorded sales of 9.4 billion euros and an operating profit of 602 million euros. 45.750 employees work for the Henkel Group worldwide.

April 30, 2002

Contact
Henkel Group
Corporate Communications
Ernst Primosch
Phone: 0211-797-3533
Fax: 0211-798-2484
email: ernst.primosch@henkel.com

Sven Jacobsen
Phone: +49-211-797-63 21
Fax: +49-211-798-40 40
email: sven.jacobsen@henkel.com
Internet: press.henkel.com, www.henkel-technologies.com